CREAM MINERALS LTD.

#1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

June 4, 2009

 TSX Venture Exchange Symbol: CMA

U.S. 20-F Registration:  000-29870

 Frankfurt Stock Exchange:  DFL

Cream Minerals Advises Shareholders of Recent Metal

Stock Analyst Interviews

Vancouver, BC – June 4, 2009 - Cream Minerals Ltd. (TSXV - CMA) ("Cream" or the "Company") is pleased to provide for the benefit of its shareholders and interested parties a link to recent interviews with top metals analysts. The Company believes the interviews are particularly timely given the renewed strength in commodities prices and in particular silver prices. The interviews provide information and insightful outlooks for a variety of metals including silver and gold.

Cream Minerals is well positioned to benefit from the renewed interest in silver and gold with a revised NI 43-101 compliant inferred mineral resource estimate at its wholly owned Nuevo Milenio Project, Mexico of 54.6 million ounces silver equivalent contained within 5.1 million tonnes. The inferred mineral resource is summarized in the following table;

Reported Inferred Mineral Resources revised December 24, 2008

Dos Hornos (U/G)	Width m	Tonnes	Au g/t	Ag g/t	Au oz	Ag oz
Dos Hornos Segment 1	4.70	1,173,901.56	1.500	165.34	59,400.00	6,552,238.85
Dos Hornos Segment 2	4.06	746,528.32	1.770	201.95	42,390.25	4,847,215.70
Veta Tomas	5.09	1,246,162.50	1.280	351.19	51,344.17	14,070,467.48
Once Bocas	2.42	1,921,162.50	1.920	252.59	118,347.79	15,602,012.74
Total		5,087,754.88	1.660	251.09	271,482.21	41,071,934.77

Tonnes: 5,088,000 Au: 1.660 g/t, Ag 251.09 g/t Au: 271,500 oz, Ag: 41,072,000

Silver Equivalent (Gold -- Silver price Ratio = 50:1):   54,647,000 oz (assumes 100% recovery)

To view a suite of interviews with top metals analysts at the Smartox.com website click here.

To view a recent interview with Michael E. O'Connor President and CEO please click here.

About Cream Minerals

Cream Minerals is primarily a silver-gold exploration and development company with properties in Canada and Mexico.  The Company’s flag ship project is the Nuevo Milenio Silver-Gold property located in Nayarit State Mexico. To learn more about Cream Minerals or view a summary of the most recent NI 43-101 Mineral Resource estimate please click here www.creamminerals.com.

For further information, please contact:

Frank A Lang

Chairman

Michael E. O’Connor
President & CEO

Robert Paul, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: info@creamminerals.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this News Release.  Management has prepared this release and no regulatory authority has approved or disapproved the information contained herein.

Cautionary Language and Forward-Looking Statements

This news release includes certain statements that may be deemed "forward-looking statements."  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements.  For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.creamminerals.com.

Disclaimer: The interviews and reports and other services provided by Cream Minerals Ltd. are for informational purposes only. They have gathered information from sources believed to be accurate, but does not guarantee the accuracy or completeness. Any third party statement or opinion or any forward-looking statement expressed herein have not been endorsed by or adopted by or their accuracy been verified by Cream Minerals Ltd.. The interviews and reports may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"). In particular, when used in the preceding discussion, the words "plan," "confident that," "believe," "scheduled," "expect," or "intend to," and similar conditional expressions are intended to identify forward-looking statements subject to the safe harbor created by the Act. Such statements are subject to certain risks and uncertainties and actual results could differ materially from those expressed in any of the forward-looking statements. Such risks and uncertainties include, but are not limited to; future events and the financial performance of the Company which are inherently uncertain and actual events and/or results may differ materially.